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Exhibit 99.1

May 9, 2008

Annual Meeting of Shareholders: June 25, 2008

Dear Fellow Shareholder of Biovail Corporation,

        Your company has set a new direction and is poised to deliver increased shareholder value. In the past year, we have:

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  Completed a review of a full range of strategic alternatives which concluded that the best way to enhance shareholder value is for Biovail to continue as an independent, publicly traded company that can build on its financial strength and core operating capabilities;

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  Established a New Strategic Focus that repositions Biovail in a changing industry and is designed to make it a more efficient, more focused and more profitable company in the next few years and deliver value for the long term;

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  Appointed an experienced and disciplined new Chief Executive Officer to implement the New Strategic Focus;

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  Made significant progress in eliminating legacy litigation including civil, criminal and regulatory investigations and proceedings that relate to the period when Mr. Melnyk was Chairman and Chief Executive Officer and that to date have cost the Company over $230 million (approximately $150 million net of insurance coverage);

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  Nominated five new directors who bring pharmaceutical and financial expertise, as well as proven business judgment, to your Board. Their fresh perspective, combined with the continuity provided by the five directors standing for re-election, creates a strong Board with the capability and the commitment to represent the interests of all Biovail shareholders; and

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  Paid approximately $380 million of dividends to shareholders since January 1, 2007, re-affirmed our commitment to maintaining the Company's existing dividend policy and authorized a normal course issuer bid for purchases of up to 14 million common shares of the Company designed to further return capital to shareholders.

        Details about each of these achievements can be found in the enclosed Management Proxy Circular, which we recommend you review now so you can be fully informed before voting.

        You have the opportunity to support Biovail's new direction by voting the enclosed BLUE proxy in favour of our Board nominees at the Company's Annual Meeting of Shareholders to be held on Wednesday, June 25, 2008, at 10:00 a.m. at Grand Bank Hall, 1 King Street West, Toronto. We hope you can attend in person but, if that is not possible, you can vote by completing and submitting your BLUE proxy as described in the instructions on the proxy form. The process is simple, but completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008.

        Currently there are no unusual matters to be considered at this Annual Meeting. However, you may be aware that Eugene Melnyk has indicated his intention to nominate a slate of dissident directors acceptable to him. Mr. Melnyk is a significant shareholder and is the Company's former Chairman and CEO. He served as President and a director of the Company's principal operating subsidiary until February 25, 2008. During the period Mr. Melnyk was Chairman and CEO, the Company became the focus of numerous civil, criminal and regulatory investigations and proceedings which are described in our Circular.

        While he has announced his intentions to attempt to install his own Board and has publicized some unfounded or ill-considered complaints about the Company, to date Mr. Melnyk has not identified who his directors would be or provided any information about the strategic direction he would intend for Biovail.

        As part of a settlement with securities regulators related to an investigation into suspicious trading in the common shares of Biovail by Mr. Melnyk and entities associated with Mr. Melnyk, Mr. Melnyk agreed not to serve as a director of Biovail until June 30, 2008. Should Mr. Melnyk follow through on his stated intention and succeed in installing a dissident slate of directors, it would be possible for this slate of directors to appoint him to the Board five days after the Company's Annual Meeting.

        If Mr. Melnyk does act and nominates dissident directors, Biovail shareholders will be faced with a crucial choice:

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  A return to a Melnyk-influenced company with all that entails, or

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  A new way forward with a new, independent and experienced Board, a new strategy driven by a proven business leader, and good prospects for sustainable long-term value for all shareholders.

        We urge you to vote your BLUE proxy — now — in favour of the election of the slate of director nominees set out in our accompanying Circular.

        Your vote will determine the direction of Biovail.

Yours sincerely,

Dr. Douglas J.P Squires Chairman of the Board	William M. Wells Chief Executive Officer

For questions or assistance voting your BLUE proxy call Georgeson North American
Toll free at 1-866-676-3028 (see back page of circular for additional numbers)

YOUR VOTE IS EXTREMELY IMPORTANT

SUBMIT YOUR BLUE PROXY TODAY

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  Exhibit 99.1
Annual Meeting of Shareholders: June 25, 2008